Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-271496 and 333-257489) of our reports dated February 20, 2025 with respect to the consolidated financial statements of Centerra Gold Inc. (the “Entity”), which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of earnings (loss) and comprehensive earnings (loss), shareholders’ equity and cash flows for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2024, which reports appear in Exhibit 99.1 to this Form 6-K of the Entity dated February 20, 2025.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 20, 2025